UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No.__)(*)

                              IMC Mortgage Company
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   449 923 101
              ----------------------------------------------------
                                 (CUSIP Number)

                               Stephanie B. Mudick
                             Deputy General Counsel
                              Travelers Group Inc.
                              388 Greenwich Street
                               New York, NY 10013
                                 (212) 816-8000
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 14, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.                                                               |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d- 7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1     Name of Reporting Person     Travelers Group Inc.
      S.S. or I.R.S. Identification No. of Above Person 52-1568099
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             6,173,705
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        6,173,705
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,173,705
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      16.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person  Travelers Casualty and Surety Company
      S.S. or I.R.S. Identification No. of Above Person 06-6033504
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Connecticut
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,224,521
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,224,521
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,224,521
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      3.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person     Travelers Insurance Company
      S.S. or I.R.S. Identification No. of Above Person     06-0566090

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |x|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                          |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Connecticut
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             4,898,084
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        4,898,084
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,898,084
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |x|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      13.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person  Greenwich Street Investments II, L.L.C.
      S.S. or I.R.S. Identification No. of Above Person 13-4012044
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             4,898,084
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        4,898,084
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,898,084
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      13.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person Greenwich Street Capital Partners II, L.P.
      S.S. or I.R.S. Identification No. of Above Person 13-4012047
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             4,520,720
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        4,520,720
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,520,720
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      12.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person  GSCP Offshore Fund, L.P.
      S.S. or I.R.S. Identification No. of Above Person 52-2110184
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Cayman Islands
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             70,800
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        70,800
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      70,800
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person  Greenwich Fund, L.P.
      S.S. or I.R.S. Identification No. of Above Person 13-4012046
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             306,564
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        306,564
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      306,564
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person  Alfred C. Eckert III
      S.S. or I.R.S. Identification No. of Above Person
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             4,898,084
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        4,898,084
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,898,084
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      13.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person  Keith W. Abell
      S.S. or I.R.S. Identification No. of Above Person
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             4,898,084
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        4,898,084
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,898,084
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      13.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person  Sanjay H. Patel
      S.S. or I.R.S. Identification No. of Above Person


--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      India
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             4,898,084
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        4,898,084
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,898,084
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      13.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

                            Statement on Schedule 13D

            This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of IMC Mortgage Company, a Florida corporation (the "Company"). This Statement is being filed on behalf of the reporting persons (the "Reporting Persons") identified on the cover pages of this Statement. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1.     Security and Issuer.

            The class of equity securities to which this statement relates is the Common Stock of the Company, which has its principal executive office at 5901 East Fowler Avenue, Tampa, Florida 33617.

Item 2.     Identity and Background.

            (a) Reference is made to Row 1 of the cover pages for the names of the Reporting Persons.

            The names of the directors and executive officers of each of Travelers Group Inc. ("Travelers"), Travelers Casualty and Surety Company ("Casualty and Surety") and The Travelers Insurance Company ("TIC") are listed in Annex A hereto.

            Greenwich Street Investments II, L.L.C. ("GSI") is the general partner of each of Greenwich Street Capital Partners II, L.P. ("GSCP II"), GSCP Offshore Fund, L.P. ("GSCP Offshore") and Greenwich Fund, L.P. ("Greenwich Fund").

            The following persons are managing members of GSI:

                   Alfred C. Eckert III
                   Keith W. Abell
                   Sanjay H. Patel
                   The Travelers Insurance Company

            (b) The business address of Travelers is 388 Greenwich Street, New York, New York 10013. The business address of each of Casualty and Surety and TIC is One Tower Square, Hartford, Connecticut 06183.

            The business address for each of the directors and executive officers of each of Travelers, Casualty and Surety and TIC is listed in Annex A.

            The business address for each of the following persons and entities is c/o GSCP, Inc., 388 Greenwich Street, New York, New York 10013:

            Messrs. Eckert, Abell and Patel, GSCP II, GSCP Offshore, Greenwich Fund and GSI.

            (c) Each of GSCP II, GSCP Offshore and Greenwich Fund is a private investment fund.

            GSI is the general partner of each of GSCP II, GSCP Offshore and Greenwich Fund.

            Each of Messrs. Eckert, Abell and Patel is an executive employee of Greenwich Street Capital Partners, Inc. and GSCP, Inc., and a managing member of GSI. GSCP, Inc. is the manager of GSCP II.

            Travelers is a diversified financial services holding company engaged, through its subsidiaries, in investment and asset management services, consumer finance services and life and property-casualty insurance services. Casualty and Surety is an indirect majority-owned subsidiary of Travelers, and is engaged in property-casualty insurance services. TIC is an indirect wholly-owned subsidiary of Travelers and is engaged in life insurance services.

            The information pertaining to directors and officers of each of Travelers, Casualty and Surety and TIC required by Item 2(c) is listed in Annex A.

            (d) and (e) None of the persons or entities with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

            (f) Sanjay H. Patel is a citizen of India. The citizenship of the directors and executive officers of each of Travelers, Casualty and Surety and TIC are listed on Annex A hereto. All other natural persons listed in this Item 2 are citizens of the United States. Travelers, GSI, GSCP II and Greenwich Fund are each organized under the laws of Delaware. GSCP Offshore is organized under the laws of the Cayman Islands. Each of Casualty and Surety and TIC is organized under the laws of Connecticut.

Item 3.     Source and Amount of Funds or Other Consideration.

            On May 19, 1998, the Board of Directors of the Company approved the acquisition (the "Equity Investment") by GSCP II, GSCP Offshore, Greenwich Fund and Casualty and Surety (collectively, the "Purchasers"), pursuant to the Preferred Stock Purchase and Option Agreement among the same parties, dated as of July 14, 1998 (the "Purchase Agreement"), of the following:

                  (a) 500,000 shares of Class A Convertible Preferred Stock of the Company (the "Class A Shares"), convertible at any time at the option of the holder into 4,789,272 shares of Common Stock, representing 13% of the Common Stock outstanding on July 14, 1998, the date the Equity Investment was consummated (the "Closing Date"). This reflects a conversion price for the Class A Shares of $10.44.

                  (b) an option (the "Option") to purchase up to 300,000 shares of Class B Convertible Preferred Stock of the Company (the "Option Shares", and, together with the Class A Shares, the "Preferred Shares"), convertible at any time at the option of the holder into 1,333,333 shares of Common Stock (assuming full exercise of the Option), representing 3.6% of the Common Stock outstanding on July 14, 1998. This reflects a conversion price for the Option Shares of $22.50. The Option terminates upon the earlier to occur of (i) the third anniversary of the Closing Date and (ii) the occurrence of certain events described in the Purchase Agreement.

            A copy of the Purchase Agreement is attached as Exhibit 1 to this
Schedule 13D and is incorporated herein by reference. All descriptions of the Purchase Agreement contained in this Schedule 13D are qualified in their entirety by reference to the text of the Purchase Agreement.

            The aggregate purchase price paid by the Purchasers for the Equity Investment was $50,000,000. GSCP II, GSCP Offshore and Greenwich Fund obtained the funds for the Equity Investment from capital contributions from their respective partners. Casualty and Surety obtained the funds for the Equity Investment from its general accounts.

            The source of funds for the purchases of the 51,100 shares of Common Stock acquired by other subsidiaries of Travelers described in Item 4 hereof was assets of the mutual funds and accounts managed by such subsidiaries. The aggregate purchase prices of shares of Common Stock purchased by such subsidiaries of Travelers from May 15, 1998 through July 14, 1998 are shown in Annex B hereto.

Item 4.     Purpose of Transaction.

            The stock has been acquired by the Reporting Persons for investment purposes, except that 51,100 shares of the Common Stock reported herein as beneficially owned by Travelers were purchased independently by other Travelers subsidiaries for mutual funds and accounts managed by such subsidiaries. Subject to certain restrictions set forth in the Purchase Agreement, the Reporting Persons may sell some or all of the securities acquired in the Equity Investment, and Travelers' other subsidiaries may acquire securities of the Company or sell some or all of their shares of Common Stock, depending on their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons or such other subsidiaries, prospects for the Reporting Persons' or such subsidiaries' own businesses, general economic conditions and stock market conditions and further developments.

            Pursuant to the Purchase and Option Agreement, so long as the Purchasers own at least 25% of the Preferred Shares owned by them on July 14, 1998, the Company must take all action necessary to cause two persons designated by the Purchasers (the "Purchaser Designees") to be nominated for election to the Board of Directors of the Company at each annual meeting of stockholders, and use its best efforts to cause the Purchaser Designees to be elected to its Board of Directors at such meetings. The Purchasers anticipate that two Purchaser Designees will be elected to the Company's Board of Directors at the Company's annual meeting of stockholders in 1999. Prior to that time the Purchasers have conventional "observer rights" with respect to each meeting of the Company's Board of Directors.

            In addition, the Purchase Agreement provides that, for so long as the Company is obligated to nominate Purchasers Designees to its Board of Directors, the Company may not (except as otherwise described below) take certain actions ("Major Events") without the written consent of at least one of the Purchasers Designees or, if there are no such Purchaser Designees, one of the Purchasers. The Major Events include (i) with certain exceptions, declaring or paying any dividend on, or making any payment on account of, or setting apart any assets (other than setting aside Common Stock for exercise of options or conversion rights) for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement, or other acquisition of, any shares of any class of capital stock of the Company or any warrants or options to purchase any such capital stock, or making any other distribution in respect thereof, (ii) merging or consolidating with or into other corporations or entities, (iii) conveying, selling, leasing or otherwise disposing of in any transaction or related series of transactions all or substantially all of the property, business or assets of the Company and its subsidiaries (including the capital stock or assets of its subsidiaries), (iv) acquiring by purchase the business, assets or stock of any business for an aggregate purchase price of more than $100 million and (iv) effecting any voluntary liquidation, dissolution or winding up of the Company. If the Company fails to secure the consent of one of the Purchasers Designees or the Purchasers, as the case may be, the Company may nonetheless consummate a Major Event if (and only if) (i) the Board of Directors of the Company reauthorizes the Major Event, (ii) prior to the consummation of such Major Event, the Company offers to repurchase the Purchasers' Preferred Shares for 107% of their liquidation value plus certain additional fees described in the Purchase Agreement and (iii) if such offer is accepted by any Purchaser with respect to any of its Preferred Shares, the Company repurchases such Preferred Shares for such purchase price.

            Other than as described above or set forth in the Purchase Agreement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of
Schedule 13D under Rule 13d-1(a).

Item 5.     Interest in Securities of the Issuer.

            The percentage figures set forth in this Item 5 are based on the 30,825,934 shares of Common Stock outstanding on July 14, 1998, as disclosed and warranted to by the Company in the Purchase Agreement.

            (a)(i) GSCP II is the direct beneficial owner of 4,520,720 shares of Common Stock, representing approximately 12.2% of the outstanding shares of Common Stock.

            (ii) GSCP Offshore is the direct beneficial owner of 70,800 shares of Common Stock, representing 0.2% of the outstanding shares of Common Stock.

            (iii) Greenwich Fund is the direct beneficial owner of 306,564 shares of Common Stock, representing 0.8% of the outstanding shares of Common Stock.

            (iv) By virtue of its position as general partner of GSCP II, GSCP Offshore and Greenwich Fund, GSI may be deemed to be the beneficial owner of 4,898,084 shares of Common Stock, representing 13.3% of the outstanding shares of Common Stock.

            (v) By virtue of their position as managing members of GSI, Alfred
C. Eckert III, Keith W. Abell, Sanjay H. Patel and TIC may be deemed beneficial owners of 4,898,084 shares of Common Stock, representing 13.3% of outstanding shares of Common Stock.

            (vi) Casualty and Surety is the direct beneficial owner of 1,224,521 shares of Common Stock, representing 3.3% of the outstanding shares of Common Stock.

            (vii) By virtue of its position as corporate parent of each of Casualty and Surety and TIC, Travelers may be deemed to be the beneficial owner of 6,122,605 shares of Common Stock, representing 16.6% of the outstanding shares of Common Stock. In addition, Travelers may be deemed to be the beneficial owner of 51,100 shares of Common Stock acquired by its subsidiaries for mutual funds and accounts managed by such subsidiaries, representing 0.1% of the outstanding shares of Common Stock. The dates, number of shares and price per share for all purchases and sales of Common Stock by such subsidiaries of Travelers from May 15, 1998 through July 14, 1998 are shown on Annex B hereto. All such purchases and sales were effected in the over-the-counter markets.

            (viii) Each of GSI and Messrs. Eckert, Abell and Patel disclaims beneficial ownership of the shares of Common Stock in which the Purchasers have direct beneficial ownership. Travelers disclaims beneficial ownership of Common Stock in which GSCP II, GSCP Offshore, Greenwich Fund and mutual funds and accounts managed by Travelers' subsidiares have direct beneficial ownership.

            (ix) Except as described in sections (a)(i)-(vii) of this Item 5, no person listed in Item 2 of this Schedule 13D is a beneficial owner of Common Stock in which the Purchasers have direct beneficial ownership.

            (b) The persons listed in sections (a)(i)-(v) of this Item 5 may be deemed to share the power to vote or to direct the vote of and to dispose or direct the disposition of 4,898,084 shares of Common Stock. Casualty and Surety may be deemed to have shared power to vote or to direct the vote of and to dispose or direct the disposition of 1,224,521 shares of Common Stock. Travelers may be deemed to share the power to vote or to direct the vote of and to dispose or direct the disposition of 6,173,705 shares of Common Stock.

            (c) Except as otherwise described herein, none of the Reporting Persons have engaged in any transactions involving the Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            As part of the Purchase Agreement, the Company granted the Purchasers certain demand and piggy-back registration rights with respect to the Preferred Shares.

            Pursuant to the Purchase Agreement, in the event that during the three-year period following the Closing Date, any of GSCP II, GSCP Offshore or Greenwich Fund (the "Greenwich Purchasers") beneficially own any Common Stock or any other securities of the Company eligible to vote at shareholder meetings of the Company (all such Common Stock and securities, the "Voting Securities"), such Greenwich Purchaser must (i) be present in person or represented by proxy at all such stockholder meetings so that all such Voting Securities shall be counted for the purpose of determining the presence of quorum at such meetings,
(ii) must vote or cause to be voted all such Voting Securities for the election as Directors of the Company those persons recommended for election by the Board of Directors, (iii) with respect to all other matters submitted to a vote of the Company's common stockholders, must vote or cause to be voted all such Voting Securities in favor and against any such matter, pro rata, to the percentages of "in favor" and "against" votes with respect to such matter made by all outstanding Voting Securities not beneficially owned by GSCP II, provided that the foregoing does not apply to any such matter relating to any proposed or existing stock option, stock incentive, employee benefit or other like plan or arrangement and (iv) cannot, directly or indirectly, without having been specifically requested to do so in writing by the Company or the Board of Directors vote any Voting Securities in favor of the removal of, or otherwise seek to remove from the Board of Directors, any person whose removal is not recommended by the Board Directors. In addition, during the three-year period following the Closing Date, the Greenwich Purchasers cannot (i) propose or disclose an intent to propose any form of business combination, acquisition, restructuring, recapitalization or other similar transaction relating to the Company, (ii) acquire or agree, offer, seek or propose to acquire, or make any proposal with respect to the possible acquisition of, ownership (including, without limitation, beneficial ownership) of any securities or business or any substantial part of the assets of the Company or any of its subsidiaries or any rights or options to acquire such ownership from a third party or otherwise, except any such acquisition resulting from the exercise of the Option or their conversion of any Preferred Shares into Common Stock or for any other acquisitions which, after giving effect thereto, do not in the aggregate exceed 1% of the Company's issued and outstanding Common Stock as of the date of such acquisition, (iii) seek or propose to control the Company's management or policies (except by virtue of the exercise of their respective approval rights in respect of Major Events), (iv) except as approved by the Board of Directors, make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" to vote, or seek to advise or influence any person or entity with respect to the voting of, any Voting Securities of the Company, (v) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing or (vi) disclose any intention, plan or arrangement inconsistent with the foregoing. The obligations of the Greenwich Purchasers described in this paragraph do not apply to Casualty and Surety.

            In addition, pursuant to the Purchase Agreement, the Company has the right of first offer (and, in certain limited circumstances, an additioinal right of first refusal) with respect to sales of the Common Stock acquired in the Equity Investment.

            Except as described in this Schedule 13D, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company, including but not limited to the transfer of any shares of Common Stock, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits.

Exhibit 1 Preferred Stock Purchase and Option Agreement, dated as of July 14, 1998, among the Company and the Purchasers.

Exhibit 2 Joint Filing Agreement, dated July 24, 1998, among the Purchasers, Travelers, TIC and Messrs. Eckert, Abell and Patel.

                                  EXHIBIT INDEX

      Exhibit No.                   Description
      -----------                   -----------

            1. Preferred Stock Purchase and Option Agreement, dated as of July 14, 1998, among the Company and the Purchasers.

            2. Joint Filing Agreement, dated July 24, 1998, among the Purchasers, Travelers, TIC and Messrs. Eckert, Abell and Patel.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 24, 1998

                              GREENWICH STREET CAPITAL PARTNERS II, L.P.
                              GSCP OFFSHORE FUND, L.P.
                              GREENWICH FUND, L.P.

                                    By:   GREENWICH STREET
                                             INVESTMENTS II, L.L.C.,
                                                  their General Partner


                                          By: /s/ Sanjay H. Patel
                                             -----------------------------------
                                             Name:  Sanjay H. Patel
                                             Title: Managing Member

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 24, 1998

                              GREENWICH STREET INVESTMENTS II, L.L.C.


                                          By: /s/ Sanjay H. Patel
                                             -----------------------------------
                                             Name:  Sanjay H. Patel
                                             Title: Managing Member

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 24, 1998


                              /s/ Alfred C. Eckert III
                              --------------------------------------
                              Name:  Alfred C. Eckert III

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 24, 1998


                              /s/ Keith W. Abell
                              --------------------------------------
                              Name:  Keith W. Abell

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 24, 1998


                              /s/ Sanjay H. Patel
                              --------------------------------------
                              Name:  Sanjay H. Patel

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 24, 1998

                              TRAVELERS GROUP INC.


                              By: /s/ Stephanie B. Mudick
                                 -----------------------------------
                                 Name:  Stephanie B. Mudick
                                 Title: Assistant Secretary

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 24, 1998

                              TRAVELERS CASUALTY AND SURETY COMPANY


                              By: /s/ Marla Berman
                                 -----------------------------------
                                 Name:  Marla Berman
                                 Title: Assistant Secretary

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 24, 1998

                              THE TRAVELERS INSURANCE COMPANY


                              By: /s/ Stephanie B. Mudick
                                 -----------------------------------
                                 Name:  Stephanie B. Mudick
                                 Title: Assistant Secretary

                                      ANNEX A

                        EXECUTIVE OFFICERS AND DIRECTORS OF
         TRAVELERS GROUP INC. AND TRAVELERS CASUALTY AND SURETY COMPANY

TRAVELERS GROUP INC.
--------------------

NAME, TITLE AND CITIZENSHIP        PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------        -----------------------------------------

C. Michael Armstrong               Chairman & Chief Executive Officer
Director (USA)                     AT&T Corp.
                                   295 North Maple Avenue
                                   Basking Ridge, New Jersey 07920

Judith Arron                       Executive Director
Director (USA)                     Carnegie Hall Corporation
                                   881 Seventh Avenue
                                   New York, New York   10019

Kenneth J. Bialkin                 Partner
Director (USA)                     Skadden, Arps, Slate, Meagher & Flom LLP
                                   919 Third Avenue
                                   New York, New York  10022

Joseph A. Califano, Jr.            Chairman & Chief Executive Officer
Director (USA)                     The Center on Addiction & Substance Abuse
                                   at Columbia University
                                   152 West 57th Street
                                   New York, New York  10019

James Dimon                        President & Chief Operating Officer
Director & Executive Officer       Travelers Group Inc.
(USA)                              388 Greenwich Street
                                   New York, New York  10013

Leslie B. Disharoon                Former Chairman, President & Chief Executive
Director (USA)                     Officer
                                   Monumental Corporation
                                   2 Chittenden Lane
                                   Owings Mills, Maryland   21117

The Honorable Gerald R. Ford       Former President of the United States
Director (USA)                     Post Office Box 927
                                   Rancho Mirage, California  92270

Thomas W. Jones                    Vice Chairman
Director & Executive Officer       Travelers Group Inc.
(USA)                              388 Greenwich Street
                                   New York, New York  10013

Ann Dibble Jordan                  Consultant
Director (USA)                     Former Director of Social Services,
                                   University of Chicago Medical Center
                                   2904 Benton Place, NW
                                   Washington, DC  20008

Robert I. Lipp                     Vice Chairman
Director & Executive Officer       Travelers Group Inc.
(USA)                              388 Greenwich Street
                                   New York, New York  10013

Michael T. Masin                   Vice Chairman & President - International
Director (USA)                     GTE Corporation
                                   One Stamford Forum
                                   Stamford, Connecticut  06904

Deryck C. Maughan                  Vice Chairman
Director (Great Britain)           Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Dudley C. Mecum                    Managing Director
Director (USA)                     Capricorn Management
                                   30 East Elm Street
                                   Greenwich, Connecticut  06830

Andrall E. Pearson                 Chairman & Chief Executive Officer
Director (USA)                     Tricon Global Restaurants, Inc.
                                   660 Steamboat Road
                                   Greenwich, Connecticut 06830

Frank J. Tasco                     Retired Chairman
Director (USA)                     Marsh & McLennan Companies, Inc.
                                   1166 Avenue of the Americas
                                   New York, New York  10036

Linda J. Wachner                   Chairman, President & Chief Executive Officer
Director (USA)                     Warnaco Group Inc.
                                   90 Park Avenue
                                   New York, New York  10016

Sanford I. Weill                   Chairman & Chief Executive Officer
Director & Executive Officer       Travelers Group Inc.
(USA)                              388 Greenwich Street
                                   New York, New York  10013

Joseph R. Wright, Jr.              Chairman & Chief Executive Officer
Director (USA)                     AMTEC, Inc.
                                   599 Lexington Avenue
                                   New York, New York 10022-6030

Arthur Zankel                      Co-Managing Partner
Director (USA)                     First Manhattan Company
                                   437 Madison Avenue
                                   New York, New York  10022

Steven D. Black                    Vice Chairman & Chief Operating Officer
Executive Officer (USA)            Smith Barney Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Michael A. Carpenter               Executive Vice President
Executive Officer (USA)            Travelers Group Inc.
                                   One Tower Square
                                   Hartford, Connecticut  06183

Charles J. Clarke                  Chairman & Chief Executive Officer -
Executive Officer (USA)            Commercial Lines
                                   Travelers Property Casualty Corp.
                                   One Tower Square
                                   Hartford, Connecticut  06183

Donald R. Cooper                   Chairman
Executive Officer (USA)            Resource Deployment Inc.
                                   307 West 7th Street
                                   Fort Worth, Texas  76102

Peter M. Dawkins                   Chairman & Chief Executive Officer
Executive Officer (USA)            Travelers Group Diversified Distribution
                                   Services, Inc.
                                   388 Greenwich Street
                                   New York, New York   10013

Irwin Ettinger                     Executive Vice President
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Jay S. Fishman                     Senior Vice President
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Jon C. Madonna                     Vice Chairman
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Marjorie Magner                    President & Chief Operating Officer
Executive Officer (USA)            Commercial Credit Company
                                   300 St. Paul Place
                                   Baltimore, Maryland 21202

Heidi G. Miller                    Senior Vice President & Chief Financial
Executive Officer (USA)            Officer
                                   Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Joseph J. Plumeri II               Vice Chairman
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Charles O. Prince, III             Executive Vice President, General Counsel &
Executive Officer (USA)            Secretary
                                   Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Marc P. Weill                      Executive Vice President
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Robert B. Willumstad               Chairman & Chief Executive Officer
Executive Officer (USA)            Commercial Credit Company
                                   300 St. Paul Place
                                   Baltimore, Maryland 21202

Travelers Casualty and Surety Company
-------------------------------------

Charles J. Clarke                  Executive Vice President
Director & Executive Officer (USA) Travelers Casualty and Surety Company
                                   One Tower Square
                                   Hartford, Connecticut 06183

Jay S. Fishman                     Vice Chairman & Chief Administrative
Director & Executive Officer (USA) Officer
                                   Travelers Casualty and Surety Company
                                   One Tower Square
                                   Hartford, Connecticut 06183

Ronald E. Foley, Jr.               Executive Vice President
Director & Executive Officer (USA) Travelers Casualty and Surety Company
                                   One Tower Square
                                   Hartford, Connecticut 06183

William P. Hannon                  Executive Vice President & Chief
Director & Executive Officer (USA) Financial Officer
                                   Travelers Casualty and Surety Company
                                   One Tower Square
                                   Hartford, Connecticut 06183

Joseph P. Kiernan                  Executive Vice President
Director & Executive Officer (USA) Travelers Casualty and Surety Company
                                   One Tower Square
                                   Hartford, Connecticut 06183

Robert L. Lipp                     Chairman, Chief Executive Officer &
Director & Executive Officer (USA) President
                                   Travelers Casualty and Surety Company
                                   One Tower Square
                                   Hartford, Connecticut 06183

James M. Michener                  Senior Vice President & General Counsel
Director & Executive Officer (USA) Travelers Casualty and Surety Company
                                   One Tower Square
                                   Hartford, Connecticut 06183

The Travelers Insurance Company
-------------------------------------

Jay S. Benet                          Senior Vice President
Director & Executive Officer (USA)    The Travelers Insurance Company
                                      One Tower Square
                                      Hartford, Connecticut 06183

Michael A. Carpenter                  Chairman, Chief Executive Officer &
Director & Executive Officer (USA)    President
                                      The Travelers Insurance Company
                                      One Tower Square
                                      Hartford, Connecticut 06183

George C. Kokulis                     Senior Vice President
Director & Executive Officer (USA)    The Travelers Insurance Company
                                      One Tower Square
                                      Hartford, Connecticut 06183

Robert I. Lipp                        Vice Chairman
Director (USA)                        Travelers Group Inc.
                                      388 Greenwich Street
                                      New York, New York 10013

Ian R. Stuart                         Senior Vice President, Chief Financial
Director & Executive Officer (USA)    Officer, Chief Accounting Officer &
                                      Controller
                                      The Travelers Insurance Company
                                      One Tower Square
                                      Hartford, Connecticut 06183

Katherine M. Sullivan                 Senior Vice President & General Counsel
Director & Executive Officer (USA)    The Travelers Insurance Company
                                      One Tower Square
                                      Hartford, Connecticut 06183

Marc P. Weill                         Senior Vice President & Chief Investment
Director & Executive Officer (USA)    Officer
                                      The Travelers Insurance Company
                                      One Tower Square
                                      Hartford, Connecticut 06183

                                    ANNEX B

                  Number of         Number of
Trade Date     Shares Purchased    Shares Sold    Price Per Share
----------     ----------------    -----------    ---------------
05/18/98                                350            14.3750
05/22/98            3,000                              13.6250
                    9,000                              13.6875
                                      3,000            13.6250
                                      9,000            13.6875
                                      2,800            13.1875
06/03/98           28,300                              12.2500
06/04/98                             13,000            12.0000
                                      3,800            12.0625
                                      1,500            12.1250
06/05/98                              2,000            12.2500
                                      1,000           12.40625
                                      2,000           12.53125
                                        500            12.5625
                                        500            12.6250
06/08/98                              4,000            12.5000
06/15/98            1,000                              11.3125
06/22/98           77,100                              10.2813
06/23/98                             20,000            10.0000
                                     10,000            10.1250
                                      2,500            10.3125
06/24/98                              1,000            10.0625
                                      6,300            10.0000
                                      5,000            10.0000
                                     15,000            10.0000
                                      4,000            10.0000
                                      5,000            10.0000
                                      1,000            10.0625
                                      6,300            10.0000
                                      5,000            10.0000
                                     15,000            10.0000
                                      4,000            10.0000
                                      5,000            10.0000
                                      3,300            10.0000
                                      3,300            10.0000
                                      3,300            10.0625
                                     35,300            10.0000
                                     35,300            10.0000
                                      1,000            10.0625
                                        200            10.1875
                                     35,300            10.0000
06/25/98                              2,200            10.0000

                                      2,600            10.0625
                                        100            10.3125
06/26/98                                900            10.5625
                                      1,800            10.6250
06/30/98           14,000                              10.5625
                                      2,600            10.0625
                                      3,600            10.1250
                                        900           10.15625
                                        900            10.1875
                                      1,800            10.3135
                                        900            10.5000
                                        900            10.5625
                                      4,400            10.6250
07/08/98                                700            10.3125
                      700                              10.3125